UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-32538 / March 21, 2017

_____

In the Matter of   :
                                                                    :
THE RBB FUND, INC.   :
ALTAIR ADVISERS LLC   :
                                                                    :
303 W. Madison Street, Suite 600   :
Chicago, IL 60606   :
                                                                    :
                                                                    :
(812-14386)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

The RBB Fund, Inc. and Altair Advisers LLC filed an application on November 14, 2014, and
amendments to the application on May 8, 2015, March 4, 2016, October 6, 2016 and February 3,
2017, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from
certain disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On February 21, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. IC-32483). The notice gave interested persons an opportunity to request a
hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by The RBB Fund, Inc. and Altair Advisers LLC (File No. 812-14386) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary